 October 8, 2021

Via Edgar Transmission Mr. Rolf Sundwall Securities and Exchange Commission Division of Corporation Finance Office of Finance Washington, D.C. 20549

Re:	Magic Empire Global Limited (the “Company”) Draft Registration Statement on Form F-1 Submitted September 3, 2021 CIK No. 0001881472

Dear Mr. Sundwall:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated September 30, 2021 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Draft Registration Statement on Form F-1

Cover Page

1.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations or the value of your Ordinary Shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: We respectfully advise the Staff that we have revised the cover page to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the Company’s operations in Hong Kong. We also revised the prospectus summary on pages 5 and 6 to address the risks highlighted on the revised prospectus cover page.

2.	Please clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities of subsidiaries. Specify the entity (including the domicile) in which investors are purchasing their interest.

Response: We respectfully advise the Staff that we have revised to clearly disclose the terms of the holding company and subsidiaries when providing the disclosure on the revised prospectus cover page and throughout the revised prospectus.

Prospectus Summary, page 1

3.	In your summary of risk factors, please disclose the risks that your corporate structure and being based in or having the company’s operations in China pose to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas or foreign investment in China-based issuers, which could result in a material change in your operations or the value of your Ordinary Shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We respectfully advise the Staff that we have added to the summary of the risk factors on pages 5 and 6 of the revised prospectus.

4.	Please disclose each permission that you or your subsidiaries are require to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from CSRC, CAC or any other entity, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: We respectfully advise the Staff that we have added disclosure on pages 5 and 6 of the revised prospectus summary.

We respectfully advise the Staff that based on laws and regulations currently in effect in the PRC and Hong Kong as of the date of this prospectus, we are not required to obtain any regulatory approval from Chinese authorities, including the CSRC and CAC or any other entity, before listing in the U.S.

5.	Please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed.

Response: We respectfully advise the Staff that we have added disclosure on pages 3 to 4 of the revised prospectus summary under caption “Transfers of Cash To and From Our Subsidiaries”.

Risk Factors, page 9

6.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations or the value of your Ordinary Shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We respectfully advise the Staff that we have added a risk factor on pages 19 to 22 of the revised prospectus.

7.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: We respectfully advise the Staff that we have added a risk factor on pages 19 to 20 of the revised prospectus.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report…, page 13

8.	Please clarify in your next amendment when you intend to implement the remediation measures identified at the end of the first paragraph of this risk factor and, to the extent known, when you expect the remediation to be complete.

Response: We respectfully advise the Staff that the Group intent to implement the remediation measures as disclosed prior to the listing and it is expected that the remediation to be completed upon listing.

Please refer to page 18 of the revised prospectus.

Our directors, officers and principal shareholders have significant voting power…, page 19

9.	Please disclose whether you will be a “controlled company” following this offering under the applicable Nasdaq listing standard and, if so, whether you will use related exemptions to governance rules under those standards. We note your disclosure that your directors, officers and principal shareholders hold 84.03% or more of your shares as of the date of this prospectus.

Response: We respectfully advise the Staff that we will not be a “controlled company” as we do not expect that more than 50% of our voting power will be held by an individual, a group or another company immediately following the consummation of this offering.

Please refer to page 86 of the revised prospectus.

Capitalization, page 31

10.	Please explain to us your rationale for subtracting the balance of intangible assets from your presentation of the company’s capitalization, including reference to specific guidance, or revise accordingly.

Response: We respectfully advise the Staff that that the subtraction of the balance of intangible assets from capitalization is to reconcile the net tangible book value as of June 30, 2021 per Ordinary Share of the Company in the dilution table.

Please refer to page 39 of the revised prospectus for the revised calculation of the Company’s capitalization.

Corporate History and Structure, page 34

11.	Please disclose the percentages of economic interest and voting interest that will be held by public stockholders following completion of the offering.

Response: We respectfully advise the staff that we have revised our disclosure on page 3 under “Corporate History and Structure” and added disclosure on page 43 under “Corporate History and Structure” of the revised prospectus.

Management
Board of Directors, page 71

12.	Please provide the service contract disclosure or appropriate negative statement required by Item 6.C.2 of Form 20-F.

Response: We respectfully advise the staff that we added disclosure on page 86 under “Compensation of Directors and Executive Officers” of the revised prospectus.

Description of Securities, page 77

13.	Please include here a description of the representative’s warrants to be issued on the closing date of the offering.

Response: We respectfully advise the staff that we added disclosure on page 92 under “Description of Securities” of the revised prospectus.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue recognition, page F-11

14.	Please provide to us, and disclose, the significant judgments involved in allocating the transaction price to the performance obligations of your IPO sponsorship services, as well as the methods, inputs and assumptions used. Refer to ASC 606-10-50-17.b. and ASC 606-10-50-20.

Response: We respectfully advise the Staff that we added disclosure on page F-12 of the revised prospectus.

We respectfully advise the Staff that the Group allocates the transaction price to each performance obligation of its IPO sponsorship services based on the best estimate of relative standalone selling price for each performance obligation identified in the contract. The Group utilizes key assumptions to determine the standalone selling price, which may include other comparable transactions, pricing considered in negotiating the transaction, market conditions, project complexity, customer demographics and the estimated costs. Generally, the standalone selling prices for each performance obligation of the Group’s IPO sponsorship services are reasonably consistent across customers (that is, not highly variable), standalone selling price estimates are derived from considering the Group’s pricing history and expected cost plus a margin approach.

Other income, page F-14
15.	Please disclose here the terms of the funding received under the Employment Support Scheme from the Hong Kong Government. Include in your disclosure any circumstances under which you may be required to return the funding.

Response: We respectfully advise the Staff that we added disclosure on page F-14 of the revised prospectus.

We respectfully advise the Staff that in 2020, the Group successfully applied for funding support from the Employment Support Scheme (“ESS”) under the Anti-epidemic Fund, set up by the Hong Kong Government, to provide financial support to enterprises to retain their employees who may otherwise be made redundant. The wage subsidies provided to eligible employers under ESS are disbursed in two tranches: (i) the first tranche of subsidies were used for paying wages of employees from June to August 2020; and (ii) the second tranche for paying wages of employees from September to November 2020. Employers participating in ESS were required to undertake and warrant that they would: (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to their employees. If an employer fails to use all the subsidies received to pay the wages of his/her employees, the Hong Kong Government will claw back the unspent balance of the subsidy. If the total number of employees on the payroll in any one month of the subsidy period is less than the “committed headcount of paid employees”, the employer will have to pay a penalty to the Hong Kong Government.

For the year ended December 31, 2020, the Group recognized government grants of HK$702,000 (US$90,396), net in the consolidated statements of income. As confirmed by the ESS, the post-funding audit of GCL’s application has been completed and GCL is not required to return any subsidiary or pay any penalty to the Hong Kong Government. There was no unfulfilled conditions nor other contingencies attached to the ESS funding.

9. Income Tax, page F-20

16.	Please tell us the nature of the temporary difference(s) in each year of your rate reconciliation at the bottom of page F-20. In your response, tell us why these items impact your effective tax rate when temporary differences generally impact current and deferred taxes and do not impact the overall effective tax rate.

Response: We respectfully advise the Staff that the difference mainly represented non-taxable income due to governmental grants and other immaterial non-taxable interest.

Please refer page F-21 of the revised prospectus.

General

17.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this submission to discuss how to submit the materials, if any, to us for our review.

Response: We respectfully advise the Staff that up to the date of this reply, there has been no written communications as defined in Rule 405 under the Securities Act. We undertake to provide the Staff with copies of any future written communications, as defined in Rule 405 under the Securities Act, that we or anyone authorized to do so on our behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

EXHIBIT A

Magic Empire Global Limited

3/F, 8 Wyndham Street

Central, Hong Kong

(852) 3577 8770

October 8, 2021

In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated September 30, 2021, Magic Empire Global Limited (the “Company”) acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MAGIC EMPIRE GLOBAL LIMITED

By:	/s/ Sze Hon, Johnson Chen
Sze Hon, Johnson Chen
Chief Executive Officer